

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 23, 2021

Erik S. Nelson
Chief Executive Officer
Sandy Springs Holdings, Inc.
2030 POWERS FERRY ROAD SE, SUITE #212
ATLANTA, GA 30339

Re: Sandy Springs Holdings, Inc.
   Registration Statement on Form 10-12G
   Filed October 27, 2020
   File No. 000-56220

Dear Mr. Nelson:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Ruairi Regan at 202-551-3269 if you have any questions.

                                   Sincerely,

                                   Division of Corporation Finance
                                   Office of Real Estate & Construction

cc: Michael Littman, Esq.